Jamba, Inc.

6475 Christie Avenue, Suite 150

Emeryville, CA 94608

August 10, 2009

Via EDGAR

Amanda Ravitz

Branch Chief-Legal

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Re:	Jamba, Inc.
Registration Statement on Form S-3, Filed July 15, 2009 (File No. 333-160597)
Post-Effective Amendment No. 2 on Form S-3 to Form S-1, Filed July 29, 2009 (File No. 333-122812)

Dear Ms. Ravitz:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 3, 2009, to Jamba, Inc. (referred to herein as the “Company”) regarding the Company’s Registration Statement on Form S-3 filed July 15, 2009 (File No. 333-160597) (the “Form S-3”) and the Company’s post-effective Amendment No. 2 on Form S-3 to Form S-1 filed July 29, 2009 (File No. 333-122812) (the “Post-Effective Amendment”). We have filed Amendment No. 1 to the Form S-3 addressing the Staff’s comment with respect to the Form S-3. We plan to file Post-Effective Amendment No. 3 on Form S-3 to Form S-1 within a week to address the Staff’s comment with respect to the Post-Effective Amendment. This letter sets forth the comment of the Staff in the comment letter (in italics) and, following the comment, sets forth the Company’s response.

1. Please have your controller or principal accounting officer sign the registration statement on Form S-3 (File No. 333-160597) and the Post-Effective Amendment No. 2 on Form S-3 to Form S-1 (File No. 333-122812), and all future registration statements, as applicable.

The Company acknowledges the Staff’s comment and filed Amendment No. 1 to the Form S-3 which provides the signature of the Company’s principal accounting officer, Karen L. Luey, in addition to the other signatures required. The Company plans to file within a week Post-Effective Amendment No. 3 to address the Staff’s comment to the Post-Effective Amendment which will provide the signature of the Company’s principal accounting officer, Karen L. Luey, in addition to the other signatures required. The Company will have its controller or principal accounting officer sign all future registration statements, as applicable.

*            *            *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

August 10, 2009

Page Two

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (510) 596-0105.

Sincerely,

Jamba, Inc.

By:	/s/ Karen L. Luey
Name:	Karen L. Luey
Title:	Chief Financial Officer

Enclosures

cc:	Michael Fox, Esq. (via e-mail: mfox@JambaJuice.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)